DIAMYD
MEDICAL

August 16, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of August 16, 2007: "21-MONTH FINDINGS FROM DIAMYD® TYPE 1 DIABETES TRIAL TO BE PRESENTED AT AN INTERNATIONAL DIABETES CONFERENCE IN BERLIN"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Cecilia Driving

8/28

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

21-MONTH FINDINGS FROM DIAMYD® TYPE 1 DIABETES TRIAL TO BE PRESENTED AT AN INTERNATIONAL DIABETES CONFERENCE IN BERLIN

***Press Release, Stockholm, Sweden, August 16, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that preliminary findings from a 21-month follow-up analysis of the previously reported successful Phase II type 1 diabetes trial will be presented at the annual ISPAD (International Society for Pediatric and Adolescent Diabetes) meeting in Berlin, Germany, the 26th of September, 2007.

The trial is designed to investigate the efficacy and safety of the Diamyd® vaccine in 70 children with recent onset type 1 diabetes. The children were treated with two injections of Diamyd® or placebo. As previously reported, 15 months after treatment, the Diamyd® group showed significantly higher meal stimulated insulin levels than the placebo group. Diamyd®-treated patients also showed a clear favorable immune response.

The presentation at the ISPAD meeting in September will be made by Professor Johnny Ludvigsson, Linkoping University Hospital, Sweden, the principal investigator of the study.

In a separate presentation, additional immunological data from the type 1 diabetes study, after 15 months of follow-up, will be presented by Professor Ludvigsson's team at the annual EASD (European Association for the Study of Diabetes) meeting in Amsterdam, the Netherlands, the 18th of September 2007.

As previously reported, Diamyd Medical is conducting partnership discussions while preparing its international Phase III program for type 1 diabetes.

About Diamyd Medical:
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead gene therapy projects

include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and on the OTCQX-list in the US (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
Tel: +1 412 770 1310
E-mail: Michael.Christini@diamyd.com

For media contact in the US, please contact:
Gregory Tiberend, Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END